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                 November 14, 2022

       John M. Gellert
       President, Chief Executive Officer and Director
       SEACOR Marine Holdings Inc.
       12121 Wickchester Lane
       Suite 500
       Houston, TX 77079

                                                        Re: SEACOR Marine
Holdings Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 4,
2022
                                                            File No. 333-268175

       Dear John M. Gellert:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Liz Packebusch, Staff
       Attorney, at (202) 551-8749 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Brett Nadritch, Esq.